Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-227719

PROSPECTUS

1,181,825 Shares of Class A Common Stock

The selling stockholders named in this prospectus may from time to time, in one or more offerings, offer and sell up to 1,181,525 shares of our Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

We have agreed to bear certain expenses of the registration of the Class A common stock under the federal securities laws on behalf of the selling stockholders.

The selling stockholders may offer and sell the Class A common stock to or through one or more underwriters, dealers and agents, or directly to investors, in amounts, at prices and on terms to be determined by market conditions and other factors at the time of the offering. The securities may be sold by any means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 15 of this prospectus or by any means described in any applicable prospectus supplement, if any.

Our Class A common stock is traded on the NYSE American Exchange under the symbol “SDI”.  On October 17, 2018, the last reported sale price of our Class A common stock on the NYSE American Exchange was $16.92 per share.

YOU SHOULD READ THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT CAREFULLY BEFORE YOU INVEST, INCLUDING THE RISK FACTORS WHICH BEGIN ON PAGE 7 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 18, 2018

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy securities, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities sold on a later date.

ABOUT THIS PROSPECTUS

The registration statement of which this prospectus is a part contains additional information about us and the securities we may offer by this prospectus.”  As we describe below in the section entitled “Where You Can Find More Information,” we have filed and plan to continue to file other documents with the Securities and Exchange Commission (the “SEC”) that contain information about us.  Before you decide whether to invest in our securities, you should read this prospectus and the information we otherwise file with the SEC.

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference.  We have not authorized anyone to provide you with different information.  You should assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of such document.

FORWARD-LOOKING INFORMATION

This prospectus contains certain forward-looking statements reflecting the current expectations of Standard Diversified Inc. and its subsidiaries (the “Company” or “SDI”). In addition, when used in this prospectus, the words “anticipate,” “enable,” “estimate,” “intend,” “expect,” “believe,” “potential,” “may,” “will,” “should,” “project” and similar expressions as they relate to the Company are intended to identify said forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, which may cause actual results to differ from those anticipated at this time.  Examples of these forward-looking statements include, but are not limited to:

•	declining sales of tobacco products, and expected continuing decline of sales, in the tobacco industry overall;

•	our dependence on a small number of third-party suppliers and producers;

•	the possibility that we will be unable to identify or contract with new suppliers or producers in the event of a supply or product disruption;

•	the possibility that our licenses to use certain brands or trademarks will be terminated, challenged or restricted;

•	failure to maintain consumer brand recognition and loyalty of our customers;

•	substantial and increasing U.S. regulation;

•	regulation of our products by FDA, which has broad regulatory powers;

•	uncertainty related to the regulation and taxation of our NewGen products;

•	possible significant increases in federal, state and local municipal tobacco-related taxes;

•	possible increasing international control and regulation;

•	our reliance on relationships with several large retailers and national chains for distribution of our products;

•	intense competition and our ability to compete effectively;

•	uncertainty and continued evolution of markets containing our NewGen products;

•	significant product liability litigation;

•	the scientific community’s lack of information regarding the long-term health effects of electronic cigarette, vaporizer and e-liquid use;

•	requirement to maintain compliance with Master Settlement Agreement escrow account requirements;

•	our amount of indebtedness;

•	the terms of our credit facilities, which may restrict our current and future operations;

•	competition from illicit sources;

•	our reliance on information technology;

•	security and privacy breaches;

•	contamination of our tobacco supply or products;

•	infringement on our intellectual property;

•	third-party claims that we infringe on their intellectual property;

•	failure to manage our growth;

•	failure to successfully integrate our acquisitions or otherwise being unable to benefit from pursuing acquisitions;

•	fluctuations in our results;

•	exchange rate fluctuations;

•	adverse U.S. and global economic conditions;

•	sensitivity of end-customers to increased sales taxes and economic conditions;

•	failure to comply with certain regulations;

•	departure of key management personnel or our inability to attract and retain talent;

•	imposition of significant tariffs on imports into the U.S.;

•	reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors, potentially decreasing our stock price;

•	failure to maintain our status as an emerging growth company before the five-year maximum time period a company may retain such status;

•	our principal stockholders will be able to exert significant influence over matters submitted to our stockholders and may take certain actions to prevent takeovers;

•
our certificate of incorporation and bylaws, as well as Delaware law and certain regulations, could discourage or prohibit acquisition bids or merger proposals, which may adversely affect the market price of our common stock;

•
our certificate of incorporation limits the ownership of our common stock by individuals and entities that are Restricted Investors. These restrictions may affect the liquidity of our common stock and may result in Restricted Investors being required to sell or redeem their shares at a loss or relinquish their voting, dividend and distribution rights;

•
future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us;

•	we may issue preferred stock whose terms could adversely affect the voting power or value of our common stock;

•	failure to estimate adequate loss reserves and trends in loss and loss adjustment expense;

•	our inability to obtain regulatory approval of, or to implement, premium rate increases; and

•
adverse changes in applicable laws, regulations or rules governing insurance companies, and tax or accounting matters including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements, and changes that affect the cost of, or demand for our products.

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in our common stock.  You should read the entire prospectus carefully, including the “Risk Factors” section and the information incorporated by reference from our other filings with the SEC.

General

SDI, a holding company until June 1, 2017, was incorporated in the State of Delaware in 1990, and, until 2013, engaged in bio-services and industrial bio-detection (collectively, the “Life Sciences Business”). On July 12, 2013, SDI sold substantially all of its rights, title and interest in substantially all of its non-cash assets related to the Life Sciences Business and became a “shell company,” as such term is defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On June 1, 2017, SDI consummated a Contribution and Exchange Transaction (“Contribution and Exchange”) to acquire a 52.1% controlling interest in Turning Point Brands, Inc. (“Turning Point”). The transaction was accounted for as a recapitalization or reverse acquisition. Turning Point was the accounting acquirer for financial reporting purposes. Accordingly, the historical financial statements of Turning Point through May 31, 2017 became our historical financial statements, including the comparative prior periods. These consolidated financial statements include the results of SDI from June 1, 2017, the date the reverse acquisition was consummated. As of June 30, 2018, SDI has a 51.0% ownership interest in Turning Point.

Prior to the consummation of the Contribution and Exchange, SDI amended and restated its certificate of incorporation to provide for, among other things, (i) the reclassification of every 25 shares of its common stock, par value $0.01 per share, into one share of a new class of common stock, par value $0.01 per share, designated as Class A Common Stock (the “Class A common stock”) and (ii) the authorization for issuance of an additional class of common stock, par value $0.01 per share, of SDI designated as Class B Common Stock (the “Class B common stock”). In connection with the closing of the Contribution and Exchange, SDI declared a dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock, payable to holders of record of Class A Common Stock on June 2, 2017. As a result of the consummation of the Contribution and Exchange, SDI is no longer a shell company.

Our subsidiaries are engaged in the following lines of business:

•	Other tobacco products (Turning Point Brands, Inc. (“Turning Point”), a 51.0% owned subsidiary);
•	Outdoor advertising (Standard Outdoor LLC (“Standard Outdoor”), a wholly owned subsidiary), beginning in July 2017; and
•	Insurance (Pillar General Inc. (“Pillar General”), a wholly owned subsidiary), beginning in January 2018.

We expect to become a diversified holding company with interests in a variety of industries and market sectors. We will rely upon our existing cash balances and potential distributions from our subsidiaries to generate the funds necessary to meet our operating obligations and for future acquisitions. In addition, we may be required to raise additional capital through equity and/or debt financings in order to fund our future operations and/or acquisitions.

Turning Point

Turning Point is a leading independent provider of Other Tobacco Products (“OTP”) in the U.S. Turning Point sells a wide range of products across the OTP spectrum, including moist snuff tobacco (“MST”), loose leaf chewing tobacco, premium cigarette papers, make-your-own (“MYO”) cigar wraps, cigars, liquid vapor products and tobacco vaporizer products. Turning Point does not sell cigarettes. Turning Point estimates that the OTP industry generated approximately $11.0 billion in manufacturer revenue in 2017. In contrast to manufactured cigarettes, which have been experiencing declining sales for decades based on data published by the Alcohol and Tobacco Tax and Trade Bureau (“TTB”), the OTP industry is demonstrating increased consumer appeal with low to mid-single digit consumer unit growth as reported by Management Science Associates, Inc. (“MSAi”), a third-party analytics and informatics company.

Turning Point’s portfolio of brands includes some of the most widely recognized names in the OTP industry, such as Zig-Zag ®, Beech-Nut ®, Stoker’s ®, Trophy ®, and VaporBeast ™. Turning Point has an experienced management team that possesses long-standing industry relationships and a deep understanding of the OTP industry. Turning Point has identified additional opportunities to grow sales, including the launch of new products and expanding our distribution and sales force. Turning Point also believes there are meaningful opportunities to grow through acquisitions and joint ventures across all product categories. As of June 30, 2018, Turning Point products are available in over 175,000 U.S. retail locations which, with the addition of retail stores in Canada, brings Turning Point’s total North American retail presence to an estimated 200,000 points of distribution. Turning Point’s sales team targets widespread distribution to all traditional retail channels, including convenience stores, where over 60% of all OTP volume is currently sold, according to MSAi.

Turning Point’s reportable segments are (1) smokeless products, which include chewing tobacco and MST, (2) smoking products, which principally include cigarette papers, MYO cigar wraps, and cigars, and (3) NewGen products, which include liquid vapor products, tobacco vaporizer products and non-nicotine/non-tobacco products.

Smokeless Segment

Turning Point’s Smokeless segment includes both loose leaf chewing tobacco and moist snuff tobacco (“MST”). Turning Point’s Smokeless focus brand is Stoker’s in both chewing tobacco and MST. Stoker’s® chewing tobacco has grown considerably over the last several years and is presently the #1 discount brand and the second largest brand in the industry, with approximately 18% market share. Turning Point’s status in the chew market is further strengthened by Beech-Nut®, the #3 premium brand, as well as Trophy®, Durango®, and the five Wind River Brands Turning Point acquired in November 2016. Collectively, Turning Point is the #2 marketer of chewing tobacco with approximately 28% market share. Turning Point’s chewing tobacco operations are facilitated through its long-standing relationship with Swedish Match, the manufacturer of its loose leaf chewing tobaccos.

In MST, Stoker’s remains among the fastest growing brands and holds an approximate 6.0% share in the stores with distribution and a 3.0% share of the total U.S. MST market. Stoker’s pioneered the large 12 oz. tub packaging format and is manufactured using a proprietary process that Turning Point thinks results in a superior product. In late 2015, Turning Point extended the Stoker’s® MST franchise to include traditional 1.2 oz. cans to broaden retail availability. Turning Point’s proprietary manufacturing process is conducted at its Dresden, Tennessee, plant and packaged in both its Dresden, Tennessee, and Louisville, Kentucky facilities.

Smoking Segment

Turning Point’s Smoking segment principally includes cigarette papers and Make-Your-Own (“MYO”) cigar wraps. The iconic strength of the Zig-Zag® brand drives its leadership position in both the cigarette papers and MYO cigar wrap markets. In cigarette papers, Zig-Zag® is the #1 premium cigarette paper in the U.S. with approximately 30% market share.  Management estimates also indicate that Zig-Zag® is the #1 brand in the promising Canadian market.  Cigarette paper operations are aided by Turning Point’s sourcing relationships with Bolloré.

In MYO cigar wraps, the Zig-Zag® brand commands about three-quarters of the market and continues to innovate in novel ways, including Turning Point’s recent introduction of Zig-Zag® ’Rillo sized wraps which are similar in size to cigarillos, the most popular and fastest growing type of machine-made cigars.  MYO cigar wraps operations are facilitated by Turning Point’s long-standing commercial relationship with the patent holder, Durfort.

NewGen Segment

Turning Point’s NewGen segment includes its recent acquisitions of Smoke Free Technologies, d/b/a VaporBeast (“VaporBeast”), The Hand Media and its subsidiaries, d/b/a Vapor Shark (collectively, “Vapor Shark”), Vapor Supply (“Vapor Supply”) and International Vapor Group, LLC (“IVG”), which have solidified Turning Point’s status as a major player within the segment, in addition to V2 branded products. VaporBeast is a leading distributor of liquid vapor products servicing the non-traditional retail channel. Vapor Shark is a leading distributor and manufacturer of premium vaping e-liquids with nationwide distribution through non-traditional retail as well as Vapor Shark branded retail locations. Vapor Supply is a leading B2B e-commerce marketing and distribution platform servicing vapor stores. IVG markets and sells a broad array of proprietary and third-party vapor products direct to adult consumers via a best-in-class online platform under brand names such as VaporFi, South Beach Smoke, and DirectVapor. Turning Point’s acquisition of VaporBeast, and subsequent acquisitions of Vapor Shark, Vapor Supply and IVG, accelerated its entry into the non-traditional retail outlets for vaporizers, e-liquids, and accessories, in which Turning Point estimates greater than 50% of all liquid vapor volume is sold. Turning Point believes its NewGen business will expand further as consumers continue to move from combustible cigarettes to vaping. Turning Point believes it is well-positioned to act as a consolidator in the NewGen space in anticipation of increased regulation and will continue to explore potential acquisitions.

Pillar General

On January 2, 2018, Pillar General acquired all of the outstanding capital stock of Interboro Holdings, Inc. (“Interboro”) for a cash purchase price of $2.5 million. Under the name Maidstone Insurance Company (“Maidstone”), Maidstone offers personal automobile insurance and homeowner’s insurance, primarily in the state of New York.

Our offices are located at 155 Mineola Boulevard, Mineola, NY 11501. Our phone number is (516) 248-1100 and our website is located at www.standarddiversified.com.  Information contained on our website is not part of this prospectus.

Standard Outdoor

Standard Outdoor is an out-of-home advertising business. As of December 31, 2017, and for the period from July 3, 2017 through December 31, 2017, the business consisted of 5 billboard structures located in several counties near Austin, Texas. Revenues include outdoor advertising revenues, while operating expenses primarily include compensation costs, depreciation and rent expense. In January 2018 and February 2018, we also acquired a total of 169 additional billboard structures.

Our offices are located at 155 Mineola Boulevard, Mineola, NY 11501. Our phone number is (516) 248-1100 and our website is located at www.standarddiversified.com.  Information contained on our website is not part of this prospectus.

RISK FACTORS

An investment in the securities offered by this prospectus involves a high degree of risk.  Before deciding to invest, you should carefully consider the risks described below and discussed under the section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2017, as amended, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, which are incorporated by reference in this prospectus, together with the other information in this prospectus, the information and documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering.  If any of these risks actually occurs, our business, the financial condition, results of operations or cash flow could be harmed.  This could cause the trading price of our Class A common stock to decline, resulting in a loss of all or part of your investment.  The risks described below and in the documents referenced above are not the only ones we face.  Additional risks not presently known to us or that we currently deem immaterial may also affect our business.

Risks Related to our Common Stock

We may issue additional common shares or preferred shares to complete our business combinations or as consideration of an acquisition of an operating business or other acquisition or under an employee incentive plan after consummation of a business combination or acquisition, which would dilute the interests of our stockholders and could present other risks.

The Sixth Amended and Restated Certificate of Incorporation of SDI authorizes the issuance of up to 330,000,000 shares of common stock, 300,000,000 of which are designated as Class A common stock and 30,000,000 of which are designated as Class B common stock, and 50,000,000 shares of blank check preferred stock. We currently have more than 310,000,000 authorized but unissued shares of our common stock available for issuance. We may issue a substantial number of additional shares of common or preferred stock to complete a business combination or acquisition or under an employee incentive plan after consummation of a business combination or acquisition. The issuance of additional shares of common or preferred stock:

•	may significantly dilute the equity interest of our stockholders;

•	may subordinate the rights of holders of our Class A common stock if preferred stock is issued with rights senior to those afforded our Class A common stock;

•
could cause a change in control of SDI if a substantial number of shares of our Class A common stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any; and

•	may adversely affect prevailing market prices for our Class A common stock.

Standard General L.P. and its affiliates hold a majority of our outstanding Class A common stock and Class B common stock and have interests which may conflict with interests of our other stockholders.

Standard General L.P. and its affiliates, or the SG Parties, hold a significant majority of our total voting power. Therefore, the SG Parties have a controlling influence over our business and affairs and have the power to determine all matters submitted to a vote of our stockholders, including the election of directors, the removal of directors, and approval of significant corporate transactions such as amendments to our amended and restated certificate of incorporation, mergers and the sale of all or substantially all of our assets. The SG Parties could cause corporate actions to be taken even if the interests of these actions conflict with or are not aligned with the interests of our other stockholders. Section 122(17) of the DGCL provides that a corporation may renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are being presented to the corporation or one or more of its officers, directors, or stockholders. In accordance with and to the fullest extent permitted by Section 122(17) of the DGCL, the Company has (i) renounced any interest or expectancy in, or in being offered the opportunity to participate in, any potential transaction or matter which may be a corporate opportunity, including any right, interest, or expectancy regarding any such particular investments or activities which may be a corporate opportunity undertaken by the SG Parties, as the controlling stockholders of the Company, each of their affiliates and each of the respective officers, directors, agents, members, partners and employees of the foregoing; any person or entity (other than the Company and any person or entity that is controlled by the Company) for which any of the foregoing serves as a director, officer, partner, member, manager, representative, agent, adviser, fiduciary or employee and members of the board of directors of the Company who are designated by or affiliated with any of the foregoing (each of the foregoing an Identified Person), (ii) determined that no Identified Person shall be obligated to communicate, offer, or present any potential transaction, matter, or opportunity to the Company even if such potential transaction, matter, or opportunity is of a character that, if presented to the Company, could be taken by the Company and (iii) waived any claim that an Identified Person is liable to the Company or its stockholders for any breach of fiduciary duty by solely by reason of the fact that such Identified Person pursues or acquires any such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

Our stock has generally had a low trading volume and price fluctuations in our Class A common stock could result from general market and economic conditions and a variety of other factors, including factors that affect the volatility of the Class A common stock of any of our publicly held subsidiaries.

During the period from June 1, 2017 through September 30, 2018, the closing price of our Class A common stock fluctuated between $9.50 and $18.53 per share, with an average daily trading volume for the period of approximately 6,310 shares. The trading price of our Class A common stock may be highly volatile and could be subject to fluctuations in response to a number of factors beyond our control, including:

•	actual or anticipated fluctuations in our results of operations and, after we complete acquisitions or investments, the performance of our subsidiaries and their competitors;

•	reaction of the market to our announcement of any future acquisitions or investments;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in general economic conditions; and

•	actions of our historical equity investors, including sales of Class A common stock by our principal stockholders, our directors and our executive officers.

In addition, the trading price of our Class A common stock could be subject to fluctuations in response to a number of factors that affect the volatility of the Class A common stock of any of our subsidiaries, such as Turning Point, that are publicly traded.

Future sales of substantial amounts of our Class A common stock may adversely affect our market price.

Shares of our Class A common stock held by the SG Parties are “restricted securities” under the Securities Act, as that term is defined in the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. However, the SG Parties have registration rights under a registration rights agreement to facilitate the resale of their shares of our Class A common stock. Under this registration rights agreement, the SG Parties will have the right, subject to certain conditions, to require us to register the sale of these shares under the federal securities laws. By exercising their registration rights, and selling all or a large number of their shares, the SG Parties could cause the prevailing market price of our Class A common stock to decline. In addition, the shares of our Class A common stock owned by the SG Parties, may in the future be saleable in the public market under Rule 144 of the Securities Act after the applicable holding period and manner and volume of sales requirements have been met, subject to the restrictions and limitations of that Rule.

Future sales of substantial amounts of our Class A common stock into the public market, or perceptions in the market that such sales could occur, may adversely affect the prevailing market price of our Class A common stock and impair our ability to raise capital through the sale of additional equity securities.

Because we do not intend to pay any cash dividends on our Class A common stock in the near term, capital appreciation, if any, of our Class A common stock will be your sole source of potential gain for the foreseeable future. We currently intend to retain all available funds and any future earnings for use as consideration for an acquisition of an operating business or other acquisition or in the operation and expansion of our future businesses. In addition, the terms of any future financing agreements may preclude us from paying any dividends. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of potential gain for the foreseeable future.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our Class A common stock, the market price of our Class A common stock could decline.

The trading market for our Class A common stock likely will be influenced by the research and reports that equity and debt research analysts publish about the industry, us and our business. The market price of our Class A common stock could decline if one or more securities analysts downgrade our shares or if those analysts issue a sell recommendation or other unfavorable commentary or cease publishing reports about us or our business. If one or more of the analysts who elect to cover us downgrade our shares, the market price of our Class A common stock would likely decline.

SELLING STOCKHOLDERS

The following table contains information as to the beneficial ownership of the shares of Class A common stock by the stockholders referred to on the cover of this prospectus (the “Selling Stockholders”).  This information is given as of the date of this prospectus.

	Pre-Offering			Post-Offering (1)

Selling Stockholder	Total Number of Shares Beneficially Owned	Percentage of Class (2)	Shares Offered	Total Number of Shares Beneficially Owned	Percentage of Class (2)

Nicolas Molina (3)	157,318	1.8%	157,318	0	*

Pegasus Real Estate Investment Group, LLC (3)	142,805	1.6%	142,805	0	*

David Jorge Herrara (4)	83,451	*	83,451	0	*

David Epstein	67,418	*	67,418	0	*

Milander Investments, LLC (4)	51,008	*	51,008	0	*

Marc Bryan Waxman	6,911	*	6,911	0	*

David Mardini	6,564	*	6,564	0	*

John Matthew Scott	6,376	*	6,376	0	*

David Shield	3,455	*	3,455	0	*

Matthew Alan Nahanee	3,455	*	3,455	0	*

Martin Flumenbaum	2,125	*	2,125	0	*

Elizabeth Rose McColm	2,125	*	2,125	0	*

Robert B. Schumer	2,125	*	2,125	0	*

Daniel Jonathan Kramer	1,688	*	1,688	0	*

Angelo Bonvino	844	*	844	0	*

John Edward Lange II	844	*	844	0	*

Mark B. Wlazlo	844	*	844	0	*

Rangeley Capital Partners, LP (5)	88,638	*	88,638	0	*

Rangeley Capital Partners II, LP (5)	64,187	*	64,187	0	*

Rangeley Capital Special Opportunities Fund, LP (5)	29,000	*	29,000	0	*

Standard General L.P. (6)	14,314,841(7)	89.0%	654,475	13,660,366(7)	85.0%

*	Indicates less than one percent.
(1)	Assumes the sale of all shares of Class A Common Stock offered by this prospectus by the Selling Stockholders to third parties unaffiliated with the Selling Stockholders.
(2)	These percentages are calculated in accordance with Section 13(d) of the Exchange Act and the rules thereunder.
(3)
Pegasus Real Estate Investment Group, LLC (“Pegasus”) is a limited liability company of which Nicolas Molina 2006 Revocable Trust u/a/d February 11, 2008, as amended, is the controlling owner.  Nicolas Molina is the settlor and sole trustee of such trust, and as such may be deemed to have shared voting, investment and/or dispositive power with respect to the Class A common stock listed in the preceding table as owned by Pegasus.  The number of shares beneficially owned by Mr. Molina includes 142,805 shares owned directly by Pegasus and 14,513 shares owned directly by Mr. Molina.

(4)
Milander Investments, LLC (“Milander”) is a limited liability company of which David Jorge Herrera is the manager.  Mr. Herrara may as such be deemed to have shared voting, investment and/or dispositive power with respect to the Class A common stock listed in the preceding table as owned by Milander.  The number of shares beneficially owned by Mr. Herrera includes 51,008 shares owned directly by Milander and 32,443 shares owned directly by Mr. Herrera.

(5)
Rangeley Capital Partners, LP and Rangeley Capital Partners II, LP are limited partnerships of which Rangeley Capital GP, LLC is the general partner and Rangeley Capital, LLC is the investment manager.  Christopher DeMuth, Jr. is the managing partner of Rangeley Capital GP, LLC and the managing member of Rangeley Capital, LLC, and as such is a natural person who may be deemed to have shared voting, investment and/or dispositive power with respect to the Class A common stock listed in the preceding table as owned by Rangeley Capital Partners, LP and Rangeley Capital Partners II, LP.

(6)
Rangeley Capital Special Opportunities Fund, LP is a limited partnership of which APW GP, LLC is the general partner and Rangeley Capital, LLC is the investment manager.  Andrew P. Walker is the managing partner of APW GP, LLC and Christopher DeMuth, Jr. is the managing member of Rangeley Capital, LLC.  As such, Messrs. Walker and DeMuth are natural persons who may be deemed to have shared voting, investment and/or dispositive power with respect to the Class A common stock listed in the preceding table as owned by Rangeley Capital Special Opportunities Fund, LP.

(7)
Standard General L.P. is a Delaware limited partnership. Soohyung Kim is a natural person who may be deemed to have shared voting, investment and/or dispositive power with respect to the Class A common stock listed in the preceding table as owned by Standard General L.P.  Shares registered for resale by Standard General L.P. include shares held by funds for which it serves as investment manager.

(8)
The number of shares of Class A common stock owned by Standard General L.P. includes the number of outstanding shares of Class A common stock it owns and, because shares of Class B common stock are convertible into shares of Class A common stock at the election of the holder, the number of outstanding shares of Class B common stock that it owns.

On January 12, 2018, pursuant to a Common Stock Purchase Agreement, we sold an aggregate of 181,825 shares of the Class A common stock to three investment funds, Rangeley Capital Partners, LP, Rangeley Capital Partners II, LP and Rangeley Capital Special Opportunities Fund, LP, for an aggregate purchase price of $2,000,000. There were no discounts or commissions in connection with the sale, which was effected in accordance with Rule 506 under the Securities Act.

Standard General L.P. (and its related funds) constitute our largest shareholder.   On September 5, 2018, Turning Point completed the acquisition (the “Acquisition”) of International Vapor Group, LLC (“IVG”) under a Stock Purchase Agreement pursuant to which Turning Point purchased a 100% membership interest in IVG for an aggregate purchase price of $24 million, subject to a working capital adjustment. The $24 million purchase price consisted of: (i) $15,000,000 in cash at the closing, (ii) 153,079 shares of Turning Point’s common stock valued at $5,000,000, and (iii) $4,000,000 in the form of an 18-month unsecured promissory note issued by Turning Point. Upon the closing of the Acquisition, certain shareholders of IVG and a fund managed by Standard General L.P. exchanged the 153,079 shares of Turning Point’s common stock for 345,525 previously-issued shares of Class A Common Stock of the Registrant.   David Glazek, a Partner at Standard General and the Portfolio Manager of its SG Special Situations Fund, joined our Board of Directors in August 2017.

The Company has agreed to register the Class A Common Stock that the Selling Stockholders have received for resale by the Selling Stockholders to permit the resale of the Class A Common Stock from time to time in the market or in privately-negotiated transactions.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our Class A common stock by the Selling Stockholders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance operations. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and other factors that our board of directors may deem relevant.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 300,000,000 shares of Class A common stock, par value $0.01 per share, 30,000,000 shares of Class B common stock, par value $0.01 per share, and 50,000,000 shares of blank check preferred stock, par value $0.01 per share.

As of August 8, 2018, we had 8,719,960 outstanding shares of Class A common stock, 7,915,302 outstanding shares of Class B common stock and no outstanding shares of preferred stock.

Common Stock

Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our stockholders, including the election of our directors. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock.

No share of common stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable.

Our board of directors may authorize the issuance of preferred stock with voting, conversion, dividend, liquidation and other rights that may adversely affect the rights of the holder of our common stock.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law

General

Our certificate of incorporation and bylaws contain provisions that are designed in part to make it more difficult and time-consuming for a person to obtain control of our company. The provisions of our certificate of incorporation and bylaws reduce the vulnerability of our company to an unsolicited takeover proposal. These provisions may also have an adverse effect on the ability of stockholders to influence the governance of our company and may result in entrenchment of management. This may adversely affect the liquidity and price of our common stock in certain situations. We have summarized the material terms of our certificate of incorporation and bylaws below.  You may read our certificate of incorporation and bylaws in their entirety for the full terms of the rights of holders of our common stock.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law provides that, subject to specified exceptions, an “interested stockholder” of a Delaware corporation may not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	before such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•
on or after such time, the business combination is approved by the board of directors of the corporation and authorized not by written consent, but at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of a transaction specified in Section 203 and involving the corporation and a person who:

•	had not been an interested stockholder during the previous three years; or

•	became an interested stockholder with the approval of a majority of the corporation’s directors;

•
if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•
any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period.

Advance Notice Requirements for Director Nominations and Other Stockholder Proposals

In order to nominate a director at an annual meeting, our bylaws require that a stockholder follow certain procedures. In order to recommend a nominee for director, a stockholder must be a stockholder of record at the time the stockholder gives notice of its recommendation and the stockholder must be entitled to vote for the election of directors at the meeting at which such nominee will be considered. Stockholder recommendations must be made pursuant to written notice delivered to our principal executive offices (a) no less than 75 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders (the “Anniversary Date”) or (b) in the event that the annual meeting of stockholders is called for a date more than seven days prior to the Anniversary Date, not later than the close of business on (i) the 20th day (or if that day is not a business day for the Company, on the next succeeding business day) following the first date on which the date of such meeting was publicly disclosed or (ii) if such date of public disclosure occurs more than 75 days prior to such scheduled date of such meeting, then the later of (1) the 20th day (or if that day is not a business day for the Company, on the next succeeding business day) following the first date of public disclosure of the date of such meeting or (2) the 75th day prior to such scheduled date of such meeting (or if that day is not a business day for the Company, on the next succeeding business day).

The stockholder notice must set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director:

1.	The name, age, business address and residence address of such person;

2.	The principal occupation or employment of such person during the past five years;

3.	The class and number of shares of the Company’s capital stock which are beneficially owned by such person on the date of such stockholder notice;

4.	A description of any of the following events that has occurred within the last five years and that is material to the evaluation of the ability or integrity of such proposed nominee:

(i)	a petition under Federal bankruptcy laws or any state insolvency laws was filed by or against such person;

(ii)	such person was convicted in a criminal proceeding or was a named subject of a criminal proceeding (excluding traffic violations and other minor offenses);

(iii)
such person was found by any court of competent jurisdiction to have violated any Federal or state securities law or Federal commodities law, which judgment or finding has not been subsequently reversed, suspended or vacated; or

(iv)
such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or of any Federal or state governmental or quasi-governmental agency, authority or commission enjoining him or otherwise limiting him from engaging in any type of business practice or in any activity in connection with the purchase or sale of any security or commodity; and

5.	The consent of each nominee to serve as a Director if so elected.

and (b) as to the stockholder giving the notice:

1.
The name and address, as they appear on the Company’s stock transfer books, of such stockholder and of the beneficial owners (if any) of the stock registered in such stockholder’s name and the name and address of other stockholders known by such stockholder to be supporting such nominees;

2.
The class and number of shares of the Company’s capital stock which are beneficially owned by such stockholder and such beneficial owners (if any) on the date of such stockholder notice and by any other stockholders known by such stockholder to be supporting such nominees on the date of such stockholder notice;

3.	A representation that the stockholder or his representative intends to appear in person at the meeting to nominate the person or persons specified in the notice; and

4.
A description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholders.

In addition to complying with the foregoing procedures, any stockholder nominating a director must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

PLAN OF DISTRIBUTION

The Selling Stockholders may, from time to time, sell any or all of their shares of Class A common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of Class A common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a Selling Stockholder. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act. In connection with sales of the shares of Class A common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Class A common stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of Class A common stock short and deliver shares of Class A common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer those shares. The Selling Stockholders may also loan or pledge shares of Class A common stock to broker-dealers that in turn may sell such shares.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of Class A common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Class A common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders also may transfer the shares of Class A common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of Class A common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares of Class A common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of Class A common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the securities laws of some states, the shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Class A common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Stockholder will sell any or all of the shares of Class A common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

We are required to pay all fees and expenses incident to the registration of the shares of Class A common stock. We have agreed to indemnify the Selling Stockholders and certain related persons against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of Class A common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of Class A common stock by any Selling Stockholder. If we are notified by any Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Class A common stock, if required, we will file a supplement to this prospectus. If the Selling Stockholders use this prospectus for any sale of the shares of Class A common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Class A common stock by the Selling Stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of Class A common stock. All of the foregoing may affect the marketability of the shares of Class A common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Class A common stock.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of Class A common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Standard Diversified Inc. as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017 and the related Schedule I incorporated in this Prospectus by reference from the Standard Diversified Inc. Annual Report on Form 10-K for the year ended December 31, 2017 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon, and have been incorporated in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, and other information with the SEC.  You may read and copy any document which we have filed at the SEC’s public reference room at:

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference room.  Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

Documents filed by us pursuant to the Exchange Act may be reviewed and/or obtained through the SEC’s Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the SEC’s web site (www.sec.gov).

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement of which this prospectus is a part but not delivered with this prospectus.  We will provide those reports and documents upon written or oral request and at no cost to the requester.  Requests for reports or documents should be submitted to the company at the following address or telephone number:

Standard Diversified Inc.
155 Mineola Boulevard
Mineola, NY 11501
(516) 248-1100

Each of the reports and documents may also be accessed through our website which is located at www.standarddiversified.com.

This prospectus is part of a registration statement that we have filed with the SEC relating to the securities offered hereby.  As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC.  You may refer to the registration statement, exhibits and schedules for more information about us and such securities.  The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet website.

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this Prospectus, which means that we can disclose important information to you by referring you to another document or report filed separately with the SEC.  The information incorporated by reference is deemed to be a part of this prospectus, except to the extent any information is superseded by this prospectus.  The following documents which have been filed by us with the SEC and contain important information about us are incorporated into this prospectus:

▪	SDI’s Annual Report on Form 10-K for the year ended December 31, 2017;

▪	SDI’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018;

▪
SDI’s Current Reports on Form 8-K filed with the SEC on January 4, 2018, January 18, 2018, February 5, 2018 (report including Items 1.01, 2.03 and 9.01 only), February 21, 2018, March 12, 2018, March 28, 2018, April 20, 2018, June 7, 2018, August 10, 2018 and September 7, 2018;

▪
the description of the Class A Common Stock of SDI contained in a registration statement filed on Form 8-A under the Exchange Act on April 20, 2018, including any amendment or report filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into the registration statement or this prospectus and does not constitute a part hereof.

All documents filed by SDI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished to the SEC) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this Prospectus and to be a part hereof from the date of the filing of such document.  Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.